

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au



9 December 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

per Andrew M Knox
Public Officer

Enc.



Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Permit Granted for Maari Oil Field Development

Cue Energy Resources Limited (ASX Code : CUE) is pleased to announce that the New Zealand Government has granted Petroleum Mining Permit (PMP) 38160 for the Maari oil field development to the Maari Joint Venture. The PMP covers the Maari field area of some 34 sq. km. and grants the Joint Venturers the right to conduct mining operations for 22 years, giving sufficient time to recover the P50 field reserves, which are currently estimated to be about 50 million barrels.

The Maari field is located in the offshore Taranaki basin of New Zealand. The Maari Field was first discovered in 1983, some 80 kilometres off the South Taranaki coast, when Cue participated with others in the drilling of the Moki-1, Moki-2 and Kea-1 discovery and appraisal wells.

The Permit has been granted for 22 years due to the anticipated long production life of the field. The development of the Maari oil field will materially increase Cue's oil production profile by an expected 1,750 barrels of oil per day. First oil is expected in March/April 2008. In addition, a successful appraisal over the nearby Manaia discovery could further add to production and also be produced through the Maari facilities.

Sound development leading to First Oil in 2008

Maari Joint Venture partners and the Government worked cooperatively to enable the PMP to be awarded only shortly after the project was approved by the Joint Venturers. All the major development work scopes have been tendered and tender evaluation is progressing towards completion. The development contracts are expected to be awarded within the next few weeks for first oil in March/April 2008.

Appraisal Extension to be applied for Manaia Discovery

As the remaining exploration permit PEP 38413 also contains the Manaia discovery, some 10 kilometres away from Maari, the Joint Venture plans to apply for an Appraisal Extension over Manaia to retain this discovery, following the exploration permit expiry in late December 2005."

The interests in the Maari field (PMP 38160) and the remaining exploration permit (PEP 38413) are;

OMV New Zealand Ltd: 69% (Operator)
Todd Maari Ltd: (16%)
Horizon Oil International Ltd: 10%
Cue Taranaki Pty Ltd: 5%
(a wholly owned subsidiary of Cue Energy Resources Limited)

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.



Andrew Knox
Public Officer

8 December 2005